SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No.          )*


                                 FUNCO, INC.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                  360762108
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                               (CUSIP Number)

                              Maureen O'Connell
                          c/o Barnes & Noble, Inc.
                              122 Fifth Avenue
                             New York, NY 10011
                           el. No.: (212) 633-3300
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 May 4, 2000
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                              Page 1 of 7 Pages

                                SCHEDULE 13D

CUSIP No. 360762108                                        Page 2 of 7 Pages
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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barnes & Noble, Inc., 06-119501
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     OO (1)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    1,218,060 (2)
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    0
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,218,060 (2)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
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14   TYPE OF REPORTING PERSON*

     CO
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                    *SEE INSTRUCTIONS BELOW FILLING OUT!

(1)  See Item 3 infra.

(2) Or such other number of shares as equals 19.9% of the number of issued and outstanding shares of Common Stock of the Company. See Item 3 infra.

Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Funco, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 10120 West 76th Street, Eden Prairie, MN 55334.

Item 2. Identity and Background.

        This Statement is filed on behalf of Barnes & Noble, Inc., a Delaware corporation (the "Reporting Person"). B&N is a retailer of books and operates 542 Barnes & Noble and 400 B. Dalton bookstores, and Babbage's Etc., LLC, one of the nation's largest operators of video game and entertainment software stores. The Reporting Person's principal place of business is located at 122 Fifth Avenue, New York, New York 10011.

        During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        As an inducement for the Reporting Person to enter into the Merger Agreement (as defined in Item 4), David Pomije, Chief Executive Officer and a shareholder of the Company, entered into a Shareholder Agreement, dated as of May 4, 2000 (the "Shareholder Agreement"), pursuant to which, among other things, Mr. Pomije represented that he is the record and beneficial owner of shares of Common Stock which represent more than 19.9% of the issued and outstanding shares of Common Stock of the Company as of May 4, 2000.
Pursuant to the terms and conditions of the Shareholder Agreement, Mr. Pomije has agreed to tender all of his shares of Common Stock (but in no event more than 19.9% of all outstanding shares of Common Stock of the Company, in the aggregate) in the Offer (as defined in Item 4 below). If for any reason the shares tendered by Mr. Pomije represent less than 19.9% of the outstanding shares of Common Stock in the aggregate, Mr. Pomije has also agreed to vote the shares of Common Stock then held of record by Mr. Pomije or with respect to which he is the beneficial owner (but not to exceed the amount by which 19.9% of the issued and outstanding shares in the aggregate exceeds the number of shares tendered by him in the Offer): (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof, the performance by the Company of each of the actions contemplated by the Merger Agreement and the Shareholder Agreement and all actions required in furtherance thereof; (b) against any Acquisition Proposal (as defined in the Merger Agreement) or Alternative Transaction (as defined in the Merger Agreement); and (c) against any action or agreement that would impede, frustrate, prevent or nullify the Shareholder Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under Merger Agreement or which would result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled. Mr. Pomije has granted an irrevocable proxy to an officer of the Reporting Person to vote such of his shares of Common Stock in favor of the Merger (as defined in Item 4 below) at the shareholders meeting contemplated in the Merger Agreement and against certain competing proposals and transactions. Mr. Pomije also waived any dissenters' rights to payment for his shares under the dissenters' rights provisions of the Minnesota Business Corporation Act with respect to the Merger. The Shareholder Agreement terminates if either the Merger is completed or the Merger Agreement is terminated in accordance with its terms. The Reporting Person did not pay additional consideration to Mr. Pomije in connection with the execution and delivery of the Shareholder Agreement. A copy of the Shareholder Agreement is attached as Exhibit B to this Statement and incorporated herein by reference.

                              Page 3 of 7 Pages

Item 4. Purpose of Transaction.

        (a)-(b) Pursuant to an Agreement and Plan of Merger, dated as of May 4, 2000 (the "Merger Agreement"), by and among the Company, the Reporting Person and B&N Acquisition Corporation, a Minnesota corporation and wholly-owned indirect subsidiary of the Reporting Person (the "Purchaser"), Purchaser will acquire all of the Company's outstanding shares of common stock for $24.75 per share.

        As a first step in the transaction, the Purchaser will commence a cash tender offer (the "Offer") by May 18, 2000 for all outstanding shares of Common Stock of the Company (the "Shares") for $24.75 per share. Completion of the Offer is subject to the satisfaction of certain conditions which include, among other things, the following: (i) there shall have been validly tendered and not withdrawn a number of Shares which, together with all Shares already owned, directly or indirectly, by the Reporting Person or the Purchaser, represents at least 51% of the total voting power of the Company's outstanding Shares entitled to vote in the election of directors or in a merger, calculated on a fully diluted basis on the date of purchase, and
(ii) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        Following the completion of the Offer (and subject to certain conditions), Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned indirect subsidiary of the Reporting Person (the "Merger"). In the Merger, those shareholders of the Company who did not tender their Shares (other than the Reporting Person or Purchaser or any other direct or indirect wholly-owned subsidiary of the Reporting Person or the Company and shareholders exercising dissenters' rights) will be entitled to receive the same price per Share that is offered in the Offer for each Share held by them.

        (c) Other than as a result of the Merger described in Item 4 (a)-(b) above, the Reporting Person does not presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or its subsidiary.

        (d) The purpose of the Offer, the Merger and the Merger Agreement is to enable the Reporting Person to acquire control of the equity interest of the Company. The Merger Agreement provides that, promptly following the purchase of and payment for that number of Shares which satisfies the Minimum Condition (as defined in the Merger Agreement) pursuant to the Offer, and from time to time thereafter, the Reporting Person will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give the Reporting Person representation on the Company Board (and on each committee of the Company Board) equal to the product of (A) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by (B) the percentage that the number of Shares purchased by the Purchaser in the Offer bears to the total number of Shares outstanding; provided, however, that until the Effective Time (as defined in the Merger Agreement), the Reporting Person and Purchaser shall use best efforts to assure that at all times there shall be at least two directors on the Company Board who were directors on May 4, 2000 and who are not employees of the Company.

        (e) Other than as a result of the Merger described in Item 4 (a)-(b) above, the Reporting Person does not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company.

        (f) Other than as a result of the Merger described in Item 4(a)-(b) above, and with respect to any potential integration and consolidation of the business of the Company with the businesses of the Reporting Person, the Reporting Person does not presently have any plans or proposals that relate to or would result in any material change in the Company's business or corporate structure.

                              Page 4 of 7 Pages

        (g) Pursuant to the terms and conditions of the Shareholder Agreement, Mr. Pomije has agreed to tender all of his Shares of Common Stock (but in no event more than 19.9% of all outstanding Shares of Common Stock of the Company, in the aggregate) in the Offer. If for any reason the shares tendered by Mr. Pomije represent less than 19.9% of the outstanding Shares of Common Stock in the aggregate, Mr. Pomije has also agreed to vote the Shares of Common Stock then held of record by Mr. Pomije or with respect to which he is the beneficial owner (but not to exceed the amount by which 19.9% of the issued and outstanding Shares in the aggregate exceeds the number of Shares tendered by him in the Offer): (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof, the performance by the Company of each of the actions contemplated by the Merger Agreement and the Shareholder Agreement and all actions required in furtherance thereof; (ii) against any Acquisition Proposal (as defined in the Merger Agreement) or Alternative Transaction (as defined in the Merger Agreement); and (iii) against any action or agreement that would impede, frustrate, prevent or nullify the Shareholder Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under Merger Agreement or which would result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled. Mr. Pomije has granted an irrevocable proxy to an officer of the Reporting Person to vote such of his Shares of Common Stock in favor of the Merger at the shareholders meeting contemplated in the Merger Agreement and against certain competing proposals and transactions.

        (h)-(i) Upon consummation of the Merger and Offer, the Company's Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Section 12(g)(4) of the Exchange Act, and will be delisted from The Nasdaq Stock Market.

        (j) Other than as set forth above, the Reporting Person does not presently have any plans or proposals that relate to or would result in an action similar to any of those enumerated above.

        References to, and descriptions of, the Merger, the Offer, the Merger Agreement and the Shareholder Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder Agreement attached as Exhibits A and B, respectively, to this Statement, and are incorporated herein in their entirely where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

        (a)-(b) As a result and subject to the terms of the Shareholder Agreement and the irrevocable proxy granted to an officer of the Reporting Person pursuant thereto, the Reporting Person has the sole power to vote an aggregate of approximately 1,218,060 or such other number of Shares as equals 19.9% of the number of issued and outstanding Shares of Common Stock of the Company for the limited purposes set forth in Item 3 above. Other than with respect to the provisions of the Shareholder Agreement, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional Shares of Common Stock of the Company with regard to the limited purposes as set forth in Item 3 above and in the Shareholder Agreement. The Reporting Person does not have any power to dispose or direct the disposition of any Shares of Common Stock of the Company.

        (c) Except as set forth herein, the Reporting Person has not effected any transaction in the Company's Common Stock during the past 60 days.

        (d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock of the Company.

        (e) Not applicable.

                              Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Merger Agreement and the Shareholder Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the Company with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

        The following documents are filed as exhibits:

        Exhibit A   Agreement and Plan of Merger, dated as of May 4,  2000,
                    by and among Funco, Inc., Barnes & Noble, Inc. and B&N
                    Acquisition Corporation (Incorporated by reference from Exhibit No. 2.1 of the Reporting Person's Current Report on Form 8-K filed May 10, 2000).

        Exhibit B   Shareholder Agreement, dated as of May 4, 2000, by and
                    between Barnes & Noble, Inc. and David R. Pomije
                    (Incorporated by reference from Exhibit No. 2.2 of the Reporting Person's Current Report on Form 8-K filed May
                    10, 2000).
                              Page 6 of 7 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 12, 2000               BARNES & NOBLE, INC.

                                   By:  /s/ Maureen O'Connell
                                      -----------------------------
                                      Name:  Maureen O'Connell,
                                      Title: Chief Financial Officer